DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue, 7th Floor

New York, NY 10177

646-360-0791

February 2, 2021

Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

VIA EDGAR

Re:	First United Corporation
PREC14A Filed by Driver Management Company LLC
Filed February 2, 2021

The Staff of the Office of Mergers and Acquisitions, United States Securities and Exchange Commission,

Driver Management Company LLC (“Driver”) today filed a preliminary proxy statement (the “Preliminary Proxy Statement”) with respect to the 2021 Annual Meeting of Shareholders (the “2021 Annual Meeting”) of First United Corporation (“First United”).  Driver intends to solicit proxies with respect to the election of directors and other matters submitted to vote of First United shareholders at the 2021 Annual Meeting.  However, Driver has not yet engaged a proxy solicitor and, as a result, has not furnished certain of the information required to be disclosed in the Preliminary Proxy Statement.  Driver intends to engage a proxy solicitor in the near term and will refile the Preliminary Proxy Statement to add the missing information relating to the proxy solicitor once that information is ascertainable.

Please do not hesitate to contact me at 917-744-7758 or ac@drivermgmtco.com with any questions regarding this matter.

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
Name:	J. Abbott R. Cooper
Title:	Managing Member